July 29, 2025

Bruce Wacha
Chief Financial Officer
B&G Foods, Inc.
Four Gatehall Drive
Parsippany, New Jersey 07054

       Re: B&G Foods, Inc.
           Form 10-K for the Year Ended December 28, 2024
           Filed February 25, 2025
           File No. 001-32316
Dear Bruce Wacha:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing